UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant ’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   _____X_____   Form 40-F ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________    No_____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated January 24, 2008 announces intention to buy back shares.

Van der Moolen Announces Intention to Buy Back Shares

AMSTERDAM, Netherlands--(BUSINESS WIRE)--Van der Moolen Holding NV announces its intention to buy back its common shares up to a maximum of 10%, or 4.6 million shares. At the current market price this represents a total amount of Euro 9.2 million.

The share buy back initiative is following the release of the net liquid asset requirements in the US. This requirement was lifted when the US subsidiary of VDM terminated its market making activities at the New York Stock Exchange in December 2007.

The purpose of the share buy back is to further optimize the capital structure of the group, reduce the cost of capital, while retaining sufficient capital to fund the significant growth plans as well as to retain a small war chest for potential acquisitions.

The share buy back is expected to be effectuated in the nearby future. VDM will provide regular progress updates on its website.

For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Van der Moolen Holding NV
Investor Relations/Corporate Communications
+31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date:	January 24, 2008	By:	/s/ Richard E. den Drijver

			name:	Richard E. den Drijver
			title:	Chairman of the Executive Board

		By:	/s/ M. Wolfswinkel

			name:	M. Wolfswinkel
			title:	Member of the Executive Board